FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 11, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Krisztina Förhécz, Matáv IR
+36-1-457-6029
Flóra Rajki, Matáv IR
+36-1-457-6036
investor.relations@ln.matav.hu

Catriona Cockburn, Citigate Dewe Rogerson
+44-(0)207 282 2924

STABLE MARKET POSITIONS DESPITE REGULATORY AND COMPETITIVE PRESSURE DURING THE FIRST NINE MONTHS OF 2004

BUDAPEST – November 11, 2004 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first nine months of 2004, according to International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues fell slightly, by 0.5% to HUF 449.7 bn (EUR 1,773.5 m) in the first nine months of the year over the same period in 2003 as the higher mobile and data transmission revenues and higher equipment sales were offset by a decline in revenues from domestic and international traffic, and lower other usage.

•                  Reported EBITDA declined by 6.2% to HUF 182.9 bn, with a reported EBITDA margin of 40.7%. Excluding restructuring charges, EBITDA was HUF 186.2 bn with the EBITDA margin reaching 41.4%.

•                  Gross additions to tangible and intangible assets amounted to HUF 52.2 bn. Of this, the portion relating to the fixed line segment reached HUF 22.5 bn, with mobile at HUF 24.4 bn and MakTel reporting HUF 5.3 bn.

•                  Fixed line segment: revenues declined by 7.0%; EBITDA margin was 35.7%.

•                  Mobile segment: revenues grew by 4.0%, EBITDA margin was 39.7% in the first nine months of 2004. T-Mobile Hungary preserved its leading position with a market share of 47.6% and almost 4 million subscribers at the end of September 2004.

•                  International segment: revenues fell by 0.6% with a reported EBITDA margin of 46.9%. MakTel’s third quarter results include a HUF 3.4 bn severance provision; excluding this restructuring charge, EBITDA margin reached a strong 53.5% in the first nine months of 2004.

•                  Group operating profit reduced to HUF 82.2 bn mainly driven by an 11.9% increase in employee related expenses driven by the restructuring (predominantly at MakTel) and a 7.9% increase in depreciation and amortization. Net income declined to HUF 41.1 bn (EUR 162.1 m).

•                  Net cash from operating activities decreased to HUF 144.1 bn due to the combined impact of the decline in EBITDA and higher interest paid. Net cash utilized in investing activities increased to HUF 64.4 bn. This was due to higher gross additions to tangible and intangible assets (primarily at the fixed line segment) together with higher investments in subsidiaries and associates (T-Systems Hungary) and partly offset by increased proceeds from real estate sales. Net cash used in financing activities was HUF 66.8 bn, mainly explained by the higher dividend paid at the parent company and increased borrowing as a result of this.

•                  Net debt has been reduced by HUF 13.1 bn since the end of September 2003 and the net debt ratio (net debt to net debt plus equity plus minority interest) was 33.1% compared to 32.8% at the end of September 2003.

Elek Straub, Chairman and CEO commented: “Fixed segment performance weakened during the reporting period driven by strengthening competition and regulatory pressure. In the mobile segment, in spite of more intense competition in the third quarter on tariffs and services as well as on entry barriers, T-Mobile Hungary was able again to maintain its leading market position. At MakTel, despite somewhat lower revenues, the company maintained its healthy profitability, achieving an EBITDA margin of above 53% for the first nine months of this year excluding the third quarter severance provision. In terms of the overall outlook for the full year 2004, we believe that our existing public targets and guidance are realistic. I would also like to reassure our shareholders that we are on track in executing our recently announced mid-term value creation program. In order to maintain efficiency, we plan to reduce the parent company headcount by some 2600 by end-2006 including the outsourcing of around 800 people, and in connection with this, we have signed an agreement with the Trade Union. At the end of September, the lines per employee ratio at the parent company reached 354, but we plan to significantly increase this ratio to above 500 by the end of 2006. At MakTel, the headcount will be tangibly reduced as early as this year with the financial impact already visible in the third quarter performance of the company.”

Fixed line: Successful broadband program, strong competitive pressure

Fixed line revenues fell by 7.0% to HUF 228.3 bn with the EBITDA margin at 35.7%. Domestic and international traffic revenues combined declined by 13.9% mainly due to lower volumes and price discounts. However, due to strong growth in installed ADSL numbers and increased Internet subscribers, leased line and data revenues continued to grow, rising by 21.7%. The total number of lines was down only by 0.6% compared to a year ago. By the end of September 2004, 18.6% of Matáv’s total fixed lines were ISDN channels. Customised tariff packages represented around 56% of the total number of lines with 1.6 million lines at the end of the third quarter 2004. The ADSL program resulted in 162,106 ADSL lines being installed by the end of Q3 2004. Matáv’s Internet subsidiary, Axelero, maintained its leading position among ISPs in the dial-up market with a market share of approximately 43% and a total of 244,570 Internet subscribers at the end of September 2004 (up by 32.3% year-on-year).

Mobile: Stable market position and revenue growth despite intense competition

Mobile revenues grew by 4.0% as a result of higher traffic, enhanced service revenues and equipment sales. EBITDA increased to HUF 77.4 bn and the EBITDA margin was 39.7%. Operating profit declined by 7.3% as the vast majority of the write-off relating to the Westel rebranding was accounted for in the first quarter of 2004. T-Mobile Hungary maintained its leading position in a highly competitive market with 47.6% market share, while GSM penetration was 83.0% at end-September 2004. T-Mobile Hungary’s customer base exceeded 3.9 million at the end of Q3 2004. In the same period, the proportion of postpaid customers increased to 27.9% of the total customer base, compared with 25.6% at end of Q3 2003. Average acquisition cost per customer fell by 14.5% to HUF 10,881 in Q1-Q3 2004 from HUF 12,727 a year earlier. When calculating subscriber acquisition cost, we include the connection margin (connection fee less the SIM card cost) and the sales related equipment subsidy and agent fee. MOU (monthly average minutes of use per subscriber) grew to 114 in Q1-Q3 2004 from 112 a year earlier. Blended ARPU (monthly average revenue per user) declined to HUF 4,937; within this postpaid ARPU reduced to HUF 11,929 and prepaid ARPU was HUF 2,386. As a result of the introduction of new packages, the usage grew slightly but the discounts offered combined with the regulatory impacts resulted in downward pressure on ARPU.  The enhanced services revenue (mainly SMS) grew to HUF 598 (12.1% of total ARPU), from HUF 571 (10.8% of total ARPU) in the same period last year. The churn rate of postpaid customers was successfully maintained at the relatively low level of 11.9% in the first three quarters of 2004. However, the churn rate in the prepaid segment over the same period grew to 14.8%. Within this, third quarter churn in 2004 increased to 23.7%, chiefly due to the expiration of the extension of the refill vouchers’ availability period.

International: focus on boosting efficiency in a limited top line growth environment

International revenues fell slightly by 0.6% to HUF 51.1 bn in Q1-Q3 2004. Mobile telecommunications services revenues grew but subscription charges as well as international traffic revenues fell. Reported EBITDA was HUF 24.0 bn with an EBITDA margin of 46.9% but these results were hit by the severance provision in the amount of HUF 3.4 bn made in Q3 as part of the headcount rationalisation at the company. EBITDA margin without such restructuring charges reached a strong 53.5%. The closing number of employees fell by 5.0% to 3,524 at the end of the third quarter this year over the same period last year. Fixed line penetration in Macedonia stood at around 29%, and mobile penetration grew further to nearly 44% against 25% at end-Q3 2003. The number of fixed line channels grew to 623,333, up by 1.3% from the previous year’s figure. Within this, analog subscribers fell slightly to 582,621. At the same time, ISDN channels grew by 35.4% to 40,712, and the mobile customer base grew by 50.8% to 693,097. MakTel’s mobile market share stood at 77% at end-September 2004. MakTel remains the leading Internet service provider; its dial-up subscriber base at the end of the third quarter of 2004 increased to 59,603 (up by 31.5% year-on-year).

About Matáv

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiary T-Mobile Hungary is Hungary’s largest mobile telecom provider. Matáv also holds a majority stake in Stonebridge Communications AD, which controls MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matáv as of September 30, 2004 include MagyarCom Holding GmbH, owned by Deutsche Telekom AG (59.21%). The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

For detailed information on Matáv’s Q1-Q3 2004 results please visit our website:

(www.ir.matav.hu/english) or the website of the Budapest Stock Exchange (www.bse.hu).

MATÁV

Consolidated Balance Sheets - IFRS

(HUF million)

	Sep 30, 2003	Sep 30, 2004	Sep 30, 2003 - Sep 30, 2004 % change
	(Unaudited)	(Unaudited)

ASSETS

Current assets
Cash and cash equivalents	19 977	33 356	67.0%
Financial instruments held for trading	408	2 417	492.4%
Trade and other receivables	93 113	98 643	5.9%
Inventories	11 174	10 171	(9.0)%
Assets held for disposal	3 563	3 200	(10.2)%
Total current assets	128 235	147 787	15.2%

Non current assets
Property, plant and equipment	618 172	582 311	(5.8)%
Intangible assets	287 177	277 316	(3.4)%
Associates	4 328	7 307	68.8%
Deferred taxes	5 290	4 542	(14.1)%
Other non current assets	11 381	6 473	(43.1)%
Total non current assets	926 348	877 949	(5.2)%

Total assets	1 054 583	1 025 736	(2.7)%

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Loans and other borrowings - third party	59 887	35 538	(40.7)%
Loans from related parties	126 644	60 000	(52.6)%
Trade and other payables	96 747	99 632	3.0%
Deferred revenue	2 164	1 683	(22.2)%
Provision for liabilities and charges	6 688	8 070	20.7%
Short term derivatives	0	37	n.a.
Total current liabilities	292 130	204 960	(29.8)%

Non current liabilities
Loans and other borrowings - third party	63 417	52 724	(16.9)%
Loans from related parties	73 675	177 675	141.2%
Deferred revenue	2 964	1 509	(49.1)%
Deferred taxes	1 924	2 993	55.6%
Other non current liabilities	0	47	n.a.
Long term derivatives	415	0	(100.0)%
Total non current liabilities	142 395	234 948	65.0%

Minority interests	67 295	62 649	(6.9)%

Shareholders’ equity

Common stock	104 281	104 281	0.0%
Additional paid in capital	27 382	27 382	0.0%
Treasury stock	(3 842)	(3 842)	0.0%
Cumulative translation adjustment	(832)	(2 868)	244.7%
Retained earnings	425 774	398 226	(6.5)%

Total shareholders’ equity	552 763	523 179	(5.4)%

Total liabilities and shareholders’ equity	1 054 583	1 025 736	(2.7)%

MATÁV

Consolidated Income Statements - IFRS

(HUF million)

	9 months ended Sep 30,		% change
	2003	2004
	(Unaudited)	(Unaudited)

Revenues

Subscriptions, connections and other charges	73 405	71 975	(1.9)%
Domestic traffic revenue	85 622	74 468	(13.0)%
Other usage	9 152	4 227	(53.8)%

Domestic fixed line telecommunications services	168 179	150 670	(10.4)%

International traffic revenues	17 177	14 101	(17.9)%

Mobile telecommunications services	147 945	160 135	8.2%

Revenue from international activities	51 190	50 869	(0.6)%

Leased lines and data transmission	28 565	35 749	25.1%

Equipment sale	16 415	18 445	12.4%

Other revenues	22 617	19 756	(12.6)%

Total revenues	452 088	449 725	(0.5)%

Employee-related expenses	(63 260)	(70 757)	11.9%
Depreciation and amortization	(93 301)	(100 680)	7.9%
Payments to other network operators	(63 287)	(66 058)	4.4%
Cost of telecommunications equipment sales	(28 236)	(29 652)	5.0%
Other operating expenses	(102 391)	(100 374)	(2.0)%

Total operating expenses	(350 475)	(367 521)	4.9%

Operating profit	101 613	82 204	(19.1)%

Net interest and other charges	(28 548)	(27 070)	(5.2)%

Share of associates’ results before income tax	354	2 064	483.1%

Profit before income tax	73 419	57 198	(22.1)%

Income tax expense	(11 579)	(9 903)	(14.5)%

Profit after income tax	61 840	47 295	(23.5)%

Minority interest	(10 055)	(6 200)	(38.3)%

Net income	51 785	41 095	(20.6)%

MATÁV

Consolidated Cashflow Statement - IFRS

(HUF million)

	9 months ended Sep 30,		% change
	2003	2004
	(Unaudited)	(Unaudited)

Cashflows from operating activities

Operating profit	101 613	82 204	(19.1)%
Depreciation and amortization of fixed assets	93 301	100 680	7.9%
Change in working capital	(1 007)	(1 262)	25.3%
Amortization of deferred income	(2 050)	(1 254)	(38.8)%
Interest paid	(23 381)	(27 401)	17.2%
Commissions and bank charges	(2 052)	(2 502)	21.9%
Income tax paid	(7 608)	(8 205)	7.8%
Other non-cash items	(5 765)	1 829	n.m.

Net cashflows from operating activities	153 051	144 089	(5.9)%

Cashflows from investing activities

Purchase of tangible and intangible assets	(57 697)	(59 936)	3.9%
Purchase of subsidiaries and business units	(5 861)	(8 029)	37.0%
Cash acquired through business combinations	61	16	(73.8)%
Interest received	598	1 162	94.3%
Dividends received	575	1 000	73.9%
Sale of trading investments - net	98	(2 019)	n.m.
Proceeds from disposal of tangible and intangible assets	714	3 456	384.0%

Net cashflows from investing activities	(61 512)	(64 350)	4.6%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(23 506)	(78 284)	233.0%
Net repayment of loans and other borrowings	(57 988)	11 528	n.m.

Net cashflows from financing activities	(81 494)	(66 756)	(18.1)%

Effect of foreign exchange rate changes on cash and cash equivalents	1 081	(1 759)	n.m.

Change in cash and cash equivalents	11 126	11 224	0.9%

Cash and cash equivalents, beginning of period	8 851	22 132	150.1%

Cash and cash equivalents, end of period	19 977	33 356	67.0%

Change in cash and cash equivalents	11 126	11 224	0.9%

Summary of key operating statistics

	3Q2003	3Q2004	% change
EBITDA margin	43.1%	40.7%	n.a.
Operating margin	22.5%	18.3%	n.a.
Net income margin	11.5%	9.1%	n.a.
ROA	6.5%	5.3%	n.a.
Net debt to total capital	32.8%	33.1%	n.a.

Number of closing lines
Residential	2 015 251	2 013 203	(0.1)%
Business	261 401	254 932	(2.5)%
Payphone	31 666	27 431	(13.4)%
ISDN channels	527 894	524 074	(0.7)%
Total lines	2 836 212	2 819 640	(0.6)%
Digitalization of exchanges with ISDN	87.8%	91.5%	n.a.
Penetration *	37.6%	37.4%	n.a.

Fixed line employees (closing full equivalent, Matáv Rt.)	8 281	7 956	(3.9)%
Total no. of employees (closing full equivalent)	15 175	14 695	(3.2)%
Lines per fixed line employees	342,5	354,4	3.5%
Lines per fixed line employees at Matáv Rt. + Emitel	339,3	351,8	3.7%

Traffic in minutes (thousands) at Matáv Rt.
Domestic	5 953 664	5 799 619	(2.6)%
International outgoing	104 390	101 004	(3.2)%

Managed leased lines (Flex-Com connections)	11 578	10 664	(7.9)%
ADSL lines	72 351	162 106	124.1%
Internet subscribers	184 855	244 570	32.3%
Cable television customers	351 512	371 429	5.7%

Emitel fixed line numbers incl. ISDN channels	78 308	77 935	(0.5)%
Emitel domestic traffic (thousand minutes)	115 225	106 480	(7.6)%
Emitel international outgoing traffic (thousand minutes)	1 708	1 714	0.4%

MakTel fixed lines	615 390	623 333	1.3%
Traffic in minutes (thousands) at MakTel
Domestic	n.a.	1 736 421	n.a.
International outgoing	n.a.	28 468	n.a.
MakTel mobile RPCs (Revenue Producing Customers)	459 586	693 097	50.8%
MakTel mobile ARPU (Average Traffic Rev./RPC/Month)	5 417	3 982	(26.5)%
MakTel mobile MOU (Monthly av.minutes of Use/subsc.)	86	67	(22.1)%
MakTel Internet subscribers (inc. prepaid from Jan 1, 2004)	45 324	59 603	31.5%

T-Mobile Hungary RPCs	3 590 164	3 989 489	11.1%
T-Mobile Hungary’s MOU	112	114	1.8%
T-Mobile Hungary’s ARPU	5 278	4 937	(6.5)%
T-Mobile Hungary’s postpaid ARPU	12 864	11 929	(7.3)%
T-Mobile Hungary’s prepaid ARPU	2 710	2 386	(12.0)%
T-Mobile Hungary’s overall churn	22.7%	14.0%	n.a.

* For 3Q2003, penetration is different from the rate published earlier as the number of population in Matáv Rt. service area was modified in accordance with the latest figure released by the Central Statistical Office (“KSH”).

Analysis of the Financial Statements

for 3Q04 (nine months ended September 30, 2004)

Exchange rate information

The Euro weakened by 3.0% against the Hungarian Forint year on year (from 254.61 HUF/EUR on September 30, 2003 to 247.02 HUF/EUR on September 30, 2004). From the year-end 2003, the Euro weakened by 5.8% against the Hungarian Forint (from 262.23 HUF/EUR on December 31, 2003 to 247.02 HUF/EUR on September 30, 2004). The average HUF/EUR rate increased from 251.47 in 3Q2003 to 253.59 in 3Q2004.

The U.S. Dollar depreciated by 8.1% against the Hungarian Forint year on year (from 218.23 HUF/USD on September 30, 2003 to 200.52 HUF/USD on September 30, 2004). From the year-end 2003 to September 30, 2004, the U.S. Dollar weakened by 3.6% against the Hungarian Forint (from 207.92 HUF/USD to 200.52 HUF/USD).

Analysis of group income statements

Revenues

Revenues from subscriptions, connections and other charges decreased by 1.9% in the first three quarters of 2004 compared to the same period in 2003. Revenues from connection fees declined, which resulted from the promotions given to new customers and the 50% decrease in business analog connection fee from June 1, 2004. The 35% decrease in ISDN 2 connection fee effective from January 1, 2004 and lower ISDN gross additions also contributed to the decrease. As a result of successful campaigns gross additions of analog lines increased significantly by 71.0% in 3Q2004 compared to 3Q2003. In accordance with the Act C of 2003 on Electronic Communications effective from January 1, 2004 Matáv Rt. cannot charge for itemized billing, which resulted in lower revenue from digifon services. Lower value-added services and PBX revenues at Matávcom also had negative influence on other charges.

These decreases were partly offset by business analog subscription fee increases from January 1, 2004.

Domestic traffic revenue in 3Q2004 amounted to HUF 74.5 bn compared to HUF 85.6 bn in 3Q2003. While domestic traffic decreased by 2.7% in the fixed line segment, the higher decrease in revenue is due to lower average per minutes fees. While Matáv increased its tariffs on January 1, 2004, it offered several discounts to customers choosing different tariff packages. At the end of September 2004, over 56% percent of Matáv Rt.’s customers chose customized tariff packages, the most popular of which is the Felező (Halving) package. The introduction of the XL supplementary package in December 2003 also contributed to the decrease in domestic traffic revenues.

Within domestic traffic revenues, fixed-to-mobile revenues decreased to the greatest extent, mainly due to the reduction of tariffs in this direction in September and October 2003.

Revenues from other usage for the first three quarters of 2004 decreased by 53.8% compared to the same period in 2003. The main reason for this significant decrease is the almost complete LTO-mobile by-pass due to interconnection agreements between LTOs and mobile operators. The decrease was also attributable to lower rates and, to a lesser extent, to a change in mix of calls in LTO relation (the loss of traffic was the greatest in the LTO to mobile call relation, which has the highest per minute interconnection rate).

International traffic revenues decreased to HUF 14.1 bn for the nine months ended September 30, 2004 compared to HUF 17.2 bn for the same period in 2003. Both outgoing and incoming international traffic revenue declined. Outgoing international traffic revenue decreased by 8.6% mainly due to price discounts given to subscribers of optional tariff packages (Rhythm, Says a Lot, Chat, Halving) as well as decreased outgoing minutes. Incoming international traffic revenues declined by 24.6% mainly due to 17.5% lower incoming traffic. The decrease in incoming international traffic was more significant for mobile terminated traffic due to mobile by-pass, while calls terminated in Matáv areas declined to a lesser extent. Incoming international traffic revenues were also negatively affected by the lower settlement rates with international partners and the stronger HUF against the SDR.

Revenues from mobile telecommunications services amounted to HUF 160.1 bn for the first three quarters of 2004 compared to HUF 147.9 bn for the nine months ended September 30, 2003 (a 8.2% increase). The growth mainly resulted from the 11.5% higher T-Mobile Hungary average customer base. Prepaid customers accounted for approximately 72.3% of gross additions in the first three quarters of 2004 and represent 72.1% of total T-Mobile Hungary customers as of September 30, 2004.

T-Mobile Hungary’s average usage per customer per month measured in MOU increased by 1.8% from 112 minutes in 3Q2003 to 114 minutes in 3Q2004. T-Mobile Hungary’s average revenue per user (“ARPU”) decreased by 6.5% from HUF 5,278 in 3Q2003 to HUF 4,937 in 3Q2004 as the proportion of calls within the T-Mobile Hungary network with lower per minute fees increased. In addition, the 10% decrease of the fixed to mobile termination fees from September 1, 2003 also contributed to the ARPU decrease.

Within mobile telecommunications services, enhanced services show the highest increase with 16.8% growth year over year, which represents 12.1% of the ARPU in the first three quarters of 2004. This revenue includes primarily short message service (“SMS”) and multimedia messaging service (“MMS”). The revenue growth is due to the increasing proportion of content messages with higher rates.

Revenue from international activities shows consolidated revenues of MakTel, our subsidiary acquired in 2001. Revenues from international activities slightly decreased to HUF 50.9 bn in the first three quarters of 2004 from HUF 51.2 bn in the same period of 2003. Revenues from subscription fees decreased due to lower average number of analog line subscribers. Connection fee revenues also decreased due to lower connection fees and lower analog gross additions, partly compensated by higher number of ISDN gross additions. Domestic traffic revenues decreased as a result of lower usage, partly compensated by price increases. Outgoing international traffic revenues also decreased resulting from decreased usage as well as lower prices and incoming international revenues decreased due to strengthening of the MKD against the SDR, partly offset by higher incoming traffic. These decreases were partially offset by higher revenues from mobile telecommunications services due to the 47.3% higher average customer base year over year and increased enhanced services revenue, partly offset by lower MOU and lower tariffs. Revenues from data transmission and leased lines also increased due to a growth in Internet revenues resulting from increased number of customers as well as increased interconnection revenues from the second mobile telecommunications operator, Cosmofon. These increases were partly offset by decreased international leased line revenues due to lower USD exchange rate compared to 2003 as well as lower number of international leased line contracts in 2004. Equipment sale revenues also increased as a result of higher equipment sales at MobiMak due to increased gross additions and higher average sales price of phonesets.

Revenues from leased lines and data transmission grew to HUF 35.7 bn for 3Q2004 compared to HUF 28.6 bn for the same period in 2003. This growth was due to the strong increase in the number of ADSL and Internet subscribers. The number of ADSL subscribers grew to 162,106 (from 72,351 at the end of the first three quarters of 2003) and the number of Internet connections grew by 32.3% to 244,570 at period-end. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth.

Revenue from equipment sale increased to HUF 18.4 bn for the nine months ended September 30, 2004 compared to HUF 16.4 bn for the same period in 2003. Equipment sale revenue increase is due to higher phoneset upgrades and higher average price of phonesets at T-Mobile Hungary as well as more equipment sold at Matáv Rt. during campaigns. These increases were partly offset by the 19.0% lower gross additions of T-Mobile Hungary customers.

Other revenues amounted to HUF 19.8 bn for the first nine months of 2004 compared to HUF 22.6 bn for the same period in 2003. Other revenues include construction, maintenance, cable television, audiotex and miscellaneous revenues. The decrease in this category is mainly due to lower subsidy from Universal Electronic Communications Support Fund. This decrease was partly offset by the growth in cable TV revenue resulting from the increase in average number of cable TV subscribers and price increases as well as higher Drop Charge revenue at Matáv Rt.

Operating Expenses

Employee-related expenses for the first three quarters of 2004 amounted to HUF 70.8 bn compared to HUF 63.3 bn for the same period in 2003 (an increase of 11.9%). The main driver is the significant increase of welfare expenses at MakTel, as HUF 3.4 bn severance provision was recorded in the third quarter of 2004 in connection with dismissal of over 700 MakTel employees. In addition, employee related expenses increased also at Matáv Rt. due to the 6.0% average wage rate increase from April 1, 2004.

This increase was partly offset by a decrease in the group headcount figure, which fell from 15,175 on September 30, 2003 to 14,695 on September 30, 2004. The number of lines per fixed line employee increased to 351.8 at the end of September 2004 compared to 339.3 a year earlier.

Depreciation and amortization increased by 7.9% reaching HUF 100.7 bn in 3Q2004 compared to HUF 93.3 bn for the same period in 2003. This increase is mainly due to the impairment of Westel brand name as a result of rebranding as T-Mobile Hungary from May 1, 2004, which resulted in a HUF 4.5 bn additional amortization charge. The increase is also due to higher software gross book value and the resulting higher software amortization expense at T-Mobile Hungary. Higher depreciation expense at MakTel is the result of the acceleration of depreciation of certain fixed assets following the revision of useful lives in May 2003.

Payments to other network operators for 3Q2004 reached HUF 66.1 bn compared to HUF 63.3 bn for the same period in 2003. The increase was mainly due to the 4.5% increase in domestic network access charges, mainly driven by T-Mobile Hungary’s outpayments to other GSM service providers due to higher mobile penetration, partly offset by lower outpayments to LTOs for call terminations due to both lower traffic and lower interconnection rates. International network access charges show a 4.2% increase driven by higher roaming outpayments at T-Mobile Hungary as well as increased international outpayments at MakTel. This increase was partly compensated by lower outgoing traffic at Matáv Rt., lower average settlement rates with foreign service providers as well as the strengthening of HUF against the SDR.

The cost of telecommunications equipment sales for the first three quarters of 2004 was HUF 29.7 bn compared to HUF 28.2 bn for the same period in 2003. This increase is mainly due to higher average cost of phonesets and higher level of upgrade costs, partly offset by lower gross additions to subscribers at T-Mobile Hungary. Cost of equipment sales at Matáv Rt. and MakTel also increased as a result of more equipment sold in promotions.

Other operating expenses decreased by 2.0% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. Contribution to the Universal Electronic Communications Support Fund decreased significantly in 3Q2004 compared to 3Q2003. The lower amount of bad debt write-offs at Matáv Rt. also contributed to the decrease. These decreases were partly offset by higher marketing expenses mainly at Matáv Rt. due to intensive advertising of new products and tariff packages. Agency fees also increased as a result of increased outpayments related to Drop Charge at Matáv Rt.

Operating Profit

Operating margin for the nine months ended September 30, 2004 was 18.3%, while operating margin for the same period in 2003 was 22.5%. The decrease is mainly due to the significant increases in employee-related expenses and higher depreciation charges.

Net Interest and Other Charges

Net interest and other charges were HUF 27.1 bn for 3Q2004 compared to HUF 28.5 bn for 3Q2003. Net interest and other charges decreased due to the HUF 6.5 bn decrease in net foreign exchange loss. This change in net foreign exchange loss resulted mainly from the significant decrease of the average foreign exchange loan balance and the strengthening of the HUF. The decrease was partly offset by the HUF 4.9 bn higher interest expenses owing to higher portion of HUF denominated loans with higher average interest rates. Net interest and other charges include HUF 0.5 bn net FX gain, HUF 26.1 bn interest expense, HUF 2.5 bn commissions and other charges and HUF 1.0 bn interest and financial income.

Share of associates’ results before income tax

Share of associates’ results amounted to HUF 2,064 million for the first three quarters of 2004 compared to HUF 354 million for the same period in 2003, reflecting the significant gain on Hunsat’s sale of its investment in Eutelsat.

Income tax

Income tax expense decreased from HUF 11.6 bn for 3Q2003 to HUF 9.9 bn for 3Q2004 resulting from the lower profit before tax of all segments. The change in the income tax rate from 18% to 16% in 2004 also decreased the income tax expense.

Minority Interest

Minority interest for the first nine months of 2004 was HUF 6.2 bn compared to HUF 10.1 bn for the same period in 2003. This 38.3% decrease mainly results from the weaker performance of MakTel. While operating revenues slightly decreased in the international segment, operating expenses increased significantly, resulting in a decreased operating profit.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of September 30, 2003 were HUF 1,055 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,026 bn as of September 30, 2004.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 48.8% from September 30, 2003 to HUF 95.5 bn at September 30, 2004. This decrease in current loans and other borrowings reflects the strong cash generation of Matáv, which allowed to prepay the loans drawn under the EIB Telecommunications Project II with value date December 15, 2003, to repay the maturing HUF 12.5 bn EIB Telecommunications Project II/B loan with value date June 25, 2004 and to repay HUF 23 billion under the HUF 126.6 billion Deutsche Telekom intercompany loan.

Non-current loans and other borrowings increased by 68.1% from September 30, 2003 to HUF 230.4 bn at September 30, 2004. This increase is mainly due to the loans taken from DT International Finance BV to finance the dividend payment of Matáv Rt. and the fact that the HUF 76.6 billion part of the HUF 126.6 billion intercompany loan matured on August 23, 2004 was mainly refinanced from medium- and long term inter-company loans.

At September 30, 2004, almost 100% of the loan portfolio was HUF denominated. At the end of the first three quarters of 2004, 45.1% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 33.1% at September 30, 2004 compared to 32.8% a year earlier.

Analysis of group cashflow

Net cashflows from operating activities decreased by 5.9% compared to the first nine months of 2003 and amounted to HUF 144,089 million in the first three quarters of 2004. The decrease was mainly due to lower EBITDA and increased amount of interest paid reflecting higher average HUF denominated loan balance with higher average interest rates in the first three quarters of 2004 compared to the same period in 2003.

Net cashflows from investing activities amounted to minus HUF 64,350 million in the first nine months of 2004, while it was minus HUF 61,512 million in the same period of 2003. This HUF 2,838 million increase in cash outflow is due to the increase in gross additions to tangible and intangible assets predominantly at Matáv Rt. due to ADSL investments and capital expenditures relating to regulatory compliance and higher amount of purchase of subsidiaries and business units. In the first nine months of 2004, Matáv acquired an additional 3.05% stake in Stonebridge in July 2004 and acquired stake in T-Systems Hungary in the third quarter of 2004.

Net cashflows from financing activities amounted to minus HUF 81,494 million in the first three quarters of 2003 compared to minus HUF 66,756 million in the same period of 2004. While in the first nine months of 2004, Matáv took a net HUF 11,528 million loan, in the same period of 2003 it repaid a net HUF 57,988 million. In the first three quarters of 2004 Matáv paid dividends to its shareholders in an amount of HUF 78,284 million compared to HUF 23,506 million in the same period of 2003. This significant growth is due to the increase in dividend per share from HUF 18 in 2002 to HUF 70 in 2003.

Analysis of segment results

The sum of the financial results of the three segments presented below does not equal to the group financial results because of intersegment eliminations.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, MobiMak, Stonebridge, Telemacedónia, T-Mobile Hungary and Westel 0660.

HUF millions	3Q2003	3Q2004	Change (%)
Revenues	245,449	228,288	(7.0)
EBITDA before restructuring charges	93,172	81,535	(12.5)
EBITDA	93,172	81,535	(12.5)
Operating profit	39,896	31,044	(22.2)
Property, plant and equipment	420,938	392,553	(6.7)
Intangible assets	31,501	31,988	1.5
Gross additions to tangible and intangible fixed assets	18,960	22,491	18.6
Headcount (closing full equivalent)	9,681	9,391	(3.0)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues from the fixed line segment showed a 7.0% decrease year over year. Matáv’s domestic fixed voice business experienced an 11.2% decline due to price and usage decreases. International revenues declined by 18.1% due to lower prices as well as lower outgoing and incoming traffic and the stronger HUF against the SDR. Leased lines and data transmission services increased by 21.7% in the first three quarters of 2004 compared to the first nine months of 2003. Leased lines and data transmission revenue growth was driven by strong volume increases in the number of ADSL and Internet customers.

Operating profit of the fixed line segment decreased by 22.2%. Within operating expenses payments to other network operators and depreciation and amortization expenses decreased. These decreases were partly offset by increases in employee- related expenses as well as increase in other operating expenses and cost of telecommunications equipment sales.

Mobile segment

Mobile segment includes T-Mobile Hungary and Westel 0660 and the goodwill amortization arising from their consolidation.

HUF millions	3Q2003	3Q2004	Change (%)
Revenues	187,711	195,137	4.0
EBITDA before restructuring charges	72,874	77,375	6.2
EBITDA	72,874	77,375	6.2
Operating profit	43,484	40,293	(7.3)
Property, plant and equipment	114,365	115,276	0.8
Intangible assets	200,511	187,666	(6.4)
Gross additions to tangible and intangible fixed assets	23,600	24,401	3.4
Headcount (closing full equivalent)	1,782	1,779	(0.2)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Mobile penetration reached 83.0% in Hungary and T-Mobile Hungary accounts for 47.6% market share in the very competitive mobile market.

Revenues in the mobile segment increased by 4.0% in the first three quarters of 2004 compared to the same period in 2003 due to strong increases in the number of mobile customers. T-Mobile Hungary’s customer base surged 11.1% to 3,989,489 subscribers, including 2,877,149 prepaid customers by September 30, 2004. Average monthly usage per T-Mobile Hungary subscriber increased by 1.8% from 112 minutes in 3Q2003 to 114 minutes in 3Q2004. T-Mobile Hungary’s ARPU decreased by 6.5% from HUF 5,278 in 3Q2003 to HUF 4,937 in 3Q2004. Interconnection revenues remained stable in the mobile segment. While interconnection fees from Matáv Rt. decreased due to the lower per minute termination fees from September 2003, interconnection fees received from other mobile service providers increased due to higher mobile penetration and traffic.

Operating profit shows a 7.3% decrease. While revenues grew only by HUF 7.4 bn, operating expenses increased by HUF 10.6 bn year over year. The decrease is due to the significant increases in depreciation charges (resulting from the impairment on brand name) and payments to other network operators, partly offset by lower other expenses.

International segment

International segment includes the operations of MakTel, MobiMak, Stonebridge, Telemacedónia, and the goodwill amortization arising from the consolidation of MakTel.

HUF millions	3Q2003	3Q2004	Change (%)
Revenues	51,412	51,124	(0.6)
EBITDA before restructuring charges	28,868	27,334	(5.3)
EBITDA	28,868	23,974	(17.0)
Operating profit	18,233	10,867	(40.4)
Property, plant and equipment	82,869	74,482	(10.1)
Intangible assets	55,165	57,662	4.5
Gross additions to tangible and intangible fixed assets	7,427	5,303	(28.6)
Headcount (closing full equivalent)	3,712	3,525	(5.0)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

MakTel’s fixed line subscribers increased by 1.3%, reaching 623,333 at September 30, 2004. Mobile subscribers increased significantly by 50.8% to 693,097, and its Internet subscribers reached 59,603 by September 30, 2004 from 45,324 a year earlier.

Revenues from the international segment slightly decreased to HUF 51.1 bn at September 30, 2004. Domestic traffic revenues decreased mainly due to usage decrease, partly offset by general price increases as tariff rebalancing occurred in May 2003 and in July 2004. Lower international outgoing traffic revenues resulted from decreased usage as well as from lower prices. International incoming traffic revenues decreased as well, mainly due to stronger MKD against the SDR. Mobile revenues showed an increase due to the 47.3% higher average mobile customer base as well as higher enhanced services revenue. The revenue effect of the increase in the number of mobile subscribers was partly offset by lower MOU and lower tariffs. Equipment sales revenues increased significantly due to the higher number of mobile gross additions and higher average price of phonesets at MobiMak.

Total operating expenses increased significantly by 21.3%, mainly because of increases in employee-related expenses (severance provision), depreciation and amortization, payments to other network operators as well as increased cost of equipment sales.

In 2003, MakTel reviewed the useful life of its property, plant and equipment. The review resulted in generally shorter useful lives for mainly telecommunications equipment than applied earlier and, as a consequence, higher monthly depreciation charges.

Company name:	Matáv Rt.	Telephone:	36-1-458-04-24
Company address:	H-1013 Budapest Krisztina krt. 55.	Fax:	36-1-458-04-43
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Reporting period:	January 1, 2004 – September 30, 2004	Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited	☐	☒

Consolidated	☒	☐

Accounting principles	Hungarian	☐	IFRS	☒	Other	☐

PK2. Consolidated Companies with direct ownership of Matáv Rt.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	92.55%	92.55%	L
T-Mobile Hungary	8,031	100.00%	100.00%	L
Matávcom	6,158	100.00%	100.00%	L
Axelero	1,906	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	49.99%	L
Egertel	1,425	100.00%	100.00%	L
MatávkábelTV	920	100.00%	100.00%	L
Rába Service House	615	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Kis-Astrasat	300	90.00%	49.90%	L
Cardnet	58	72.00%	72.00%	L
Tele-Data	39	50.99%	50.99%	L
ProMoKom	21	100.00%	100.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
BCN	3	100.00%	100.00%	L
Viabridge Telecommunications Holding	mEUR 0.251	100.00%	100.00%	L
Telemacedónia	mEUR 0.01	88.00%	88.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	1,275
Future obligations from rental and operating lease contracts	36,252
Future obligation from capex contracts	14,877
Other future obligations	197

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	8,281	8,071	7,956
Group	15,175	14,710	14,695

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	8,071	8,043	8,013	7,956
Group	14,710	14,838	14,789	14,695

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Year Opening (January 1st , 2004)			Closing (September 30th , 2004)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	14.01	14.07	146,060,542	4.59	4.61	47,855,094
Foreign institution/company	84.04	84.44	876,416,274	84.51	84.91	881,315,965
Domestic individual	0.02	0.02	204,057	0.00	0.00	0
Foreign individual	0.00	0.00	200	0.00	0.00	0
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.47	0.00	4,900,000	0.47	0.00	4,900,000
Government Institutions	0.15	0.15	1,570,585	0.09	0.09	898,666
International Development Institutions	1.29	1.30	13,495,276	1.29	1.30	13,495,276
Not registered	0.02	0.02	164,666	6.80	6.83	70,940,100
Depositaries	0.00	0.00	0	2.24	2.25	23,332,591
Other	0.00	0.00	0	0.01	0.01	73,908
„B” Share	0.00	0.00	1	0.00	0.00	1
TOTAL	100.00	100.00	1,042,811,601	100.00	100.00	1,042,811,601

*Category „Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

**Category „Depositaries” includes shares recorded on depositaries’ accounts on behalf of shareholders. The owners of these shares are mainly domestic private investors.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	4,900,000	4,900,000	4,900,000	4,900,000
Subsidiaries	0	0	0	0
TOTAL	4,900,000	4,900,000	4,900,000	4,900,000

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.21	59.49	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	128,222,910	12.30	12.35	ADR Depository

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End / termination of assignment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	—	76,338
SE BM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 April 27, 2000	—	8,000
BM	Achim Berg	Board Member	April 28, 2004	—	0
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	—	400
BM	Dr. Mihály Patai	Board Member Remuneration Committee Member	April 28, 1998	—	58,190
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
BM	Dr. György Surányi	Board Member	April 28, 2004	—	0
SBM	Dr. László Pap	Supervisory Board – Chairman/ Audit Committee – Chairman	May 26, 1997	—	0
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Arne Freund	Supervisory Board Member	April 25, 2003	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member/ Audit Committee Member	April 25, 2003	—	0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	700
SBM	Joachim Kregel	Supervisory Board Member/ Audit Committee Member	April 27, 2001	September 30, 2004	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	—	0
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	8,800
SE	László Bodnár	Chief Services and Logistics Officer	March 16, 1999	—	881
SE	Peter Janeck	Chief Technical Officer and Chief Officer, Network Systems	July 12, 2004	—	0
SE	Christopher Mattheisen	Residential Services LOB Chief Officer	September 1, 2002	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	Zoltán Tankó	Business Services LOB Chief Officer	January 1, 2002	—	1,100
Own share property TOTAL:					160,681

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until May 31, 2007, unless otherwise stated.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 13, 2004	Matáv announced that the Communications Authority published its approval of the new reference unbundling, interconnection and leased line interconnection offers.
February 23, 2004

Matáv announced that its subsidiary, Makedonski Telekomunikacii (MakTel) held its Annual General Meeting and among other items it has made a decision on dividend payment in a total amount of MKD 2.5 billion.

March 22, 2004	Matáv announced that the Board of Directors will propose to shareholders a dividend payment of HUF 70 per share (par value HUF 100) for the financial year 2003.
March 22, 2004	Matáv announced that final decision has been made on the rebranding of Westel as T-Mobile Hungary. The one-step rebranding will commence on May 1, 2004.
March 31, 2004	Matáv announced that Manfred Ohl, Chief Technical Officer of Matáv leaves his position on April 30, 2004.
April 22, 2004

Matáv announced that the Board of the Hungarian National Communications Authority (NCA) has published its draft resolution concerning the new reference interconnection and leased line interconnection offer.

April 28, 2004	Matáv held its Annual General Meeting and among other items it has made a decision on dividend payment of HUF 70 per share (par value HUF 100) for the financial year 2003.
May 10, 2004	Matáv announced that SEEF Holdings Ltd., a subsidiary of Soros Investment Capital has decided to exercise its put option with respect to its shareholding in Stonebridge.
May 19, 2004	The Matáv Board of Directors extended the CEO post of Mr. Elek Straub to June 30, 2008.
May 19, 2004	Matáv announced the signature of a loan agreement with Deutsche Telekom on a short-term Hungarian forint-denominated loan.
May 21, 2004	Matáv announced the rules of dividend payment after the fiscal year of 2003.
May 21, 2004	Matáv announced the rules of dematerialisation of the company’s ordinary printed shares.
May 21, 2004	Matáv announced the completion and rules of conversion of ordinary shares with a nominal value of HUF 10,000 to ordinary shares with a nominal value of HUF 100.
June 1, 2004	Matáv announced the signature of a loan agreement with Deutsche Telekom Group for a Hungarian forint-denominated loan. The loan will be used to partially finance Matáv’s dividend payment.
June 15, 2004	Matáv announced that the Board of the Hungarian National Communications Authority has published its draft resolution concerning the new reference unbundling offer.
June 16, 2004

Matáv made an agreement with IKO Media Group to form a joint holding. The aim of this venture is to facilitate a common offering of interactive solutions and value added content services and to unite the stakes that both companies currently own in Hungarian RTL Television Company.

June 30, 2004	Matáv’s Board of Directors appointed Peter Janeck as the new Chief Technical Officer and head of the Network Systems Line of Business, effective July 12, 2004.
July 15, 2004

Matáv signed an agreement with T-Systems International on the establishment of a joint venture and international carrier cooperation. T-Systems Hungary, the Hungarian subsidiary of T-Systems International, and Matáv also reached an agreement on strategic partnership.

August 12, 2004	Matáv announced strategic targets for 2006.
August 23, 2004	Matáv announced the refinancing of its expiring loan through a financing agreement with Deutsche Telekom in the amount of HUF 64 billion.
August 31, 2004	Matáv announced that the National Communications Authority published the tender notice for Hungarian UMTS frequency licenses.
September 20, 2004	Matáv announced that the extent and timing of the 2005-2006 headcount reduction by the parent company have been determined.
September 27, 2004	Matáv announced that paper shares of the company have been successfully dematerialized
September 28, 2004	Matáv announced that conversion of ordinary shares with a nominal value of HUF 10,000 to ordinary shares with a nominal value of HUF 100 have been completed.
October 1, 2004	Matáv announced that Mr. Joachim Kregel has resigned from the Supervisory Board and Audit Committee.
October 6, 2004	Matáv’s Board of Directors authorised the company’s management to sign a strategic co-operation agreement with Deutsche Telekom AG and with T-Mobile International.
October 22, 2004	Matáv entered into an agreement with CosmoTelco regarding its stake in Stonebridge.
October 25, 2004	Matáv’s Supervisory Board elected Mr. Arne Freund to be a member of Matáv’s Audit Committee. He will also serve as the financial expert in the Audit Committee.

Matáv Rt. publishes its announcements in Magyar Tőkepiac.

Change in the organizational structure

There was no significant change in the organizational structure during the period.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: November 11, 2004